File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

04 JAN -5 AM 7:21

06 November 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

04012206

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Gemma Knowles
Company Secretarial Assistant

Encl.

dlw 1/20

X:\Secretariat\Co Sec Department\SEC Listing\Monthly returns\Correspondence\C - SEC Letter - October 03 return - 06Nov03.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

04 JAN -5 AM 7:21

06 November 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

X:\Secretariat\Co Sec Department\SEC Listing\Monthly returns\Correspondence\C - SEC Letter - October 03 return - 06Nov03.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

ment Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
re LTIP Award 2003	SE Announcement	07-Oct-2003	✓				✓	Filed with SEC 7 October 2003
tors' shareholding - JK Banyard & B Duckworth reinvestment of dividends & B worth exercise of ESOS options and subsequent sale of shares	SE Announcement	08-Oct-2003	✓				✓	Filed with SEC 9 October 2003
torship changes - appointment of C Matthews and J Smith and retirement of E Anstee	SE Announcement	17-Oct-2003	✓				✓	Filed with SEC 17 October 2003
) - Exercise of Executive Share Option - Archibald & Clarson - 6.280 shares	Co House Forms	24-Sep-2003		✓				
) - Exercise of Executive Share Option - Bailey and Hill - 7.840 shares	Co House Forms	06-Oct-2003		✓				
) - Sharesave - 8,448 shares	Co House Forms	06-Oct-2003		✓				
) - Sharesave - 7,121 shares	Co House Forms	06-Oct-2003		✓				
) - Exercise of Executive Share Option - Duckworth - 8,528 shares	Co House Forms	13-Oct-2003		✓				
s Release - Changes to Non-executive Directors	Voluntary Ann	17-Oct-2003				✓		

News Release

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

For immediate release

17 October 2003

SEVERN TRENT PLC

Changes to Non-executive Directors

The Board of Severn Trent Plc is pleased to announce the appointment of two Non-executive Directors. Colin Matthews has been appointed, effective from today and John Smith with effect from 3 November 2003.

Colin Matthews (47) is Chief Executive Officer of Hays plc, previously having been a director of Lattice Group plc and Transco plc.

John Smith (46) is Director of Finance, Property and Business Affairs at the BBC and has also held a Non-executive directorship at Vickers plc and has been an Advisory Board Member of Zurich Financial Services UK.

Following on from the initial announcement made on 24 June 2003, the Company can now confirm that Eric Anstee, a Non-executive Director, will be retiring from the Board with effect from 12 December 2003, following his appointment as Chief Executive of the Institute of Chartered Accountants for England & Wales.

Commenting today, David Arculus, Chairman, said:

"I am delighted to welcome Colin and John to the Board. These appointments, along with the recent appointment of Martin Houston of BG Group, bring a reshaped and strengthened Non-executive line-up to continue the Group's development and ensure consistency with best practice and good corporate governance. I would also like to record my thanks to Eric Anstee for the significant contribution he has made to the Company over the past four years"

For information please contact:

Peter Gavan Severn Trent Plc 0121 722 4310
Director of Corporate Affairs

Notes to Editors

Colin Matthews, aged 47, is a Chartered Engineer who has worked in Japan, France, Canada and the UK. After time in the motor industry and strategy consulting, he worked for the (American) General Electric Company for nine years. Subsequently he spent five years at British Airways, first as Director of Engineering then as Director of Technical Operations, responsible for all aircraft maintenance, IT and procurement. He then joined the Board of Lattice Group PLC as Group Managing Director of Transco until its merger with the National Grid. He has held his current position as CEO of Hays plc since November 2002.
Mr Matthews holds a first class degree in engineering from Cambridge University.

John Smith, aged 46, is a Fellow of the Chartered Association of Certified Accountants and has completed the Harvard Business School Advanced Management Programme. After training in professional practice, he joined the British Railways Board, moving up over a period of 14 years to become their Corporate Finance Manager. Then in 1989 he moved to the BBC, becoming Director of Finance, Property and Business Affairs in 1997. Mr Smith has held directorships with Vickers plc (non-executive position) Zurich Financial Services UK (member of the advisory board) and the Royal Television Society and is currently a member of the Treasury Public Services Productivity Panel, the Accounting Standards Board and the 100 Group of Finance Directors.

Martin Houston, aged 45, is currently Executive Vice President and Managing Director of BG Group's North American, Caribbean and Global Liquefied Natural Gas business and a member of the Group Executive Committee.
He joined BG Group in 1983 and has held a number of technical and commercial roles with a predominantly international focus. He has a BSc in Geology from Newcastle University and an MSc in Petroleum Geology from Imperial College, London. He is a fellow of the Geological Society of London.
Mr Houston sits on the boards of SIGTTO (Society of International Gas Tanker & Terminal Operators Limited).

Severn Trent Plc, an environmental services group, is a leading provider of water, waste and utility services. The group, which includes Severn Trent Water, Biffa and Severn Trent Services, generates revenues of £1.85 billion and employs more than 15,000 people across the UK, US and the rest of Europe.

the **environment** is our business

Issued by Group Communications Severn Trent Plc 2297 Coventry Road Birmingham B26 3PU
Tel: 0121 722 4273 Fax: 0121 722 4242 E-mail: groupcommunications@stplc.com www.severntrent.com

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	218	8,230	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	535p	473p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 8,448
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 14/10/03

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 7 & 9
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 2366619

:ompany name in full: Severn Trent PLC

hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
atr :period during which ares were allotted *shares were allotted on one date ter that date in the "from" box.)*	24	09	2003			

ass of shares *dinary or preference etc)*	Ordinary		
ımber allotted	6,280		
›minal value of each share	65 5/19p		
ıount (if any) paid or due on each are *(including any share premium)*	£6.25		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

:he allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

nsideration for which shares were allotted
is information must be supported by duly stamped contract or by the duly nped particulars on Form 88(3) if the tract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees /Europe/ Limited DES CESNOMS Part ID 277 Address 201 Deansgate, Manchester M3 3TD UK Postcode	Class of shares allotted Ordinary	Number allotted 6,280
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 6,280

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 29. 9. 2003

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SK/3561 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,840		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nom Europe Ltd A/c CESNOMS Part ID 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 7,840
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,840

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 13.10.2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
Date	13	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,528		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nom Europe Ltd A/C CESNOMS Part ID 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 8,528
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,528

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 17.10.2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./HF3808 Tel: 01903 833436

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	6	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,304	22	646
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	473p	536p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 14/10/03

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/TM/8287 Tel: 01903 833406
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	6	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,149		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	568p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **See attached sheet**	Class of shares allotted	Number allotted
Address	Ordinary	**7,121**
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 14/10/03

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/TM/8287 Tel: 01903 833406
DX number DX exchange